____________________________________________________________

601 Jefferson Street • Suite 3400
Houston, Texas 77002

May 2, 2013

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

RE:	KBR, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 20, 2013
Response dated April 12, 2013
File No. 1-33146

Dear Mr. Decker:

Thank you for your letter dated April 19, 2013, regarding the SEC’s comments on the KBR, Inc. (“KBR”) filing referenced above.  Attached are our responses to each of your specific comments.  For your convenience, our responses are prefaced by the SEC staff’s corresponding comment in italicized text.

If you have any questions relating to this submission, we request that you or such member please call me directly at (713) 753-3635 (fax no. (713) 753-6604) or call Jeffrey King, KBR’s Vice President of Public Law, directly at (713) 753-4604 (fax no. (713) 753-3310).

Sincerely,

/s/ Dennis Baldwin
Dennis Baldwin
Senior Vice President and Chief Accounting Officer

Attachment

TO:            Securities and Exchange Commission

                        Division of Corporation Finance

FROM:   KBR, Inc.

RE:	KBR, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 20, 2013
Response dated April 12, 2013
File No. 1-33146

Form 10-K for the Year Ended December 31, 2012

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:

We acknowledge the Staff’s comment and will comply with this request as appropriate.

Management’s Discussion and Analysis

Executive Overview, page 24

2.
We note your response to comment two of our letter dated April 1, 2013.  In your discussion of results of operations, you quantify certain revenue and income amounts related to specific projects.  If it is not already apparent based on your results of operations discussion, please further expand your proposed disclosure to better convey the extent to which significant projects, including completion of projects, may impact your revenues or income from continuing operations.

Response:

We acknowledge the Staff’s comment.  Please note that we routinely are executing hundreds of separate and unique projects in any given period that have varying impacts on revenues and income from continuing operations.  We have historically not commented on specific revenue and income amounts for individual contracts or broad types of contracts as we believe this information is extremely confidential and commercially sensitive.  However, in our future filings, if not apparent based on our results of operations discussion, we will further expand our disclosures to better convey the extent to which significant projects, including completion of projects, may impact our revenues or income from continuing operations.

Results of Operations, page 32

Income (Loss) by Business Group, page 34

3.
We note your response to comment six of our letter dated April 1, 2013.  We continue to believe that your current presentation of total business group income outside of the ASC 280 note to the financial statements constitutes a non-GAAP financial measure.  Please expand your disclosures to identify this as a non-GAAP financial measure as well as to provide all of the disclosures called for by Item 10(e) of Regulation S-K.  Your disclosures should include a statement disclosing the reasons why you believe this measure provides useful information to investors and any additional purposes for which you use this non-GAAP financial measure.  Refer to Compliance and Disclosures Interpretation 104.04 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

We acknowledge the Staff’s comment and will expand our disclosures in our future filings to identify business group income as a non-GAAP financial measure and will provide all the disclosures called for by Item 10(e) of Regulation S-K as follows:

Results of Operations

We analyze the financial results for each of our four business groups including the related business units within Hydrocarbons and IGP.  The business groups presented are consistent with our reportable segments discussed in Note 4 to our condensed consolidated financial statements.  While certain business units and product service lines presented below do not meet the criteria for reportable segments in accordance with ASC 280 - Segment Reporting, we believe this supplemental information is relevant and meaningful to our investors.

The following discussion includes business group income, a non-GAAP financial measure. Business group income is intended to enhance the usefulness of our financial information by providing measures which KBR management uses internally to evaluate performance.  On the Income (loss) by Business Group table below, we reconcile the non-GAAP total business group income to the most directly comparable financial measure presented in accordance with GAAP, which is total operating income. Business group income excludes unallocated corporate, general and administrative expenses and other nonoperating income and expense items that are included in total operating income. Since business group income is not a measure of performance calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, total operating income as an indicator of operating performance.  For purposes of reviewing the results of operations, business group income is calculated as revenue less cost of services managed and reported by the business group and are directly attributable to the business group.

Also, we will continue to provide our reconciliation of business group income to operating income as depicted in the table below.

Total business group income
Less: Unallocated amounts
Labor cost absorption
Corporate general and administrative expense
Total operating income

Financial Statements

Notes to the Financial Statements

Note 9.  U.S. Government Matters

Government Compliance Matters, page 82

4.
We note your response to comment 12 of our letter dated April 1, 2013.  In your proposed disclosures related to the Construction Services matter, you do not believe that you face a risk of significant loss in excess of amounts accrued.  It is not clear whether significant is meant to be the same as material.  Please revise your proposed disclosures to state that you do not believe you face a risk of material loss in excess of amounts accrued, if true.

Response:

We acknowledge the Staff’s comments and will revise our proposed disclosure and future filings to state that we do not believe we face a risk of material loss in excess of amounts accrued, as applicable.

We intend to amend our disclosures in our future filings to include substantially the following:

Construction Services
Notwithstanding, as of March 31, 2013, we have accrued our estimate of probable loss related to this matter and do not believe we face a risk of material loss in excess of the amounts accrued.